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EXHIBIT 99.4

  THIS FIRST AMENDING AGREEMENT, made as of the 1st day of February, 2006.

B E T W E E N :

      MAGNA ENTERTAINMENT CORP.,
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter called the "      Borrower"),

        OF THE FIRST PART,

— and —

      MID ISLANDI SF.,
      a partnership formed under the laws of Iceland, acting through its Zug branch
      (hereinafter called the "      Lender"),

        OF THE SECOND PART,

— and —

      MEC PENNSYLVANIA RACING, INC.,
      a corporation incorporated under the laws of the Commonwealth of Pennsylvania,

— and —

      WASHINGTON TROTTING ASSOCIATION, INC.,
      a corporation incorporated under the laws of the State of Delaware,

— and —

      MOUNTAIN LAUREL RACING, INC.,
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter collectively called "      The Meadows Guarantors"),

        OF THE THIRD PART,

— and —

      PACIFIC RACING ASSOCIATION,
      a corporation incorporated under the laws of the State of California,

— and —

      MEC LAND HOLDINGS (CALIFORNIA) INC.,
      a corporation incorporated under the laws of the State of California
      (hereinafter collectively called the "      Golden Gate Fields Guarantors"),

        OF THE FOURTH PART,

— and —

      THE SANTA ANITA COMPANIES, INC.,
      a corporation incorporated under the laws of the State of Delaware,

— and —

      LOS ANGELES TURF CLUB, INCORPORATED,
      a corporation incorporated under the laws of the State of California
      (hereinafter collectively called the "      Santa Anita Guarantors"),

        OF THE FIFTH PART,

— and —

      GULFSTREAM PARK RACING ASSOCIATION, INC.
      a corporation incorporated under the laws of the State of Florida
      (hereinafter called the "      Gulfstream Guarantor"),

        OF THE SIXTH PART,

— and —

      GPRA THOROUGHBRED TRAINING CENTER INC.,
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter called the "      Palm Meadows Training Guarantor"),

        OF THE SEVENTH PART,

— and —

      SLRD THOROUGHBRED TRAINING CENTER, INC.,
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter called the "      San Luis Rey Downs Guarantor"),

        OF THE EIGHTH PART,

— and —

      MEC DIXON, INC.,
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter called the "      Dixon Guarantor"),

        OF THE NINTH PART,

— and —

      SUNSHINE MEADOWS RACING INC.
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter called the "      Ocala Guarantor") (The Meadows Guarantors, the Golden Gate Fields Guarantors, the Santa Anita Guarantors, the Gulfstream Guarantor, the Palm Meadows Training Guarantor, the San Luis Rey Downs Guarantor, the Dixon Guarantor and the Ocala Guarantor hereinafter collectively called the "Original Guarantors"),

        OF THE TENTH PART.

— and —

      OTL, INC.,
      a corporation incorporated under the laws of the State of New York

— and —

      DLR, INC.,
      a corporation incorporated under the laws of the State of New York
      (hereinafter collectively called the "      New York Lands Guarantors"),

        OF THE ELEVENTH PART.

— and —

      PALM MEADOWS ESTATES, LLC,
      a corporation incorporated under the laws of the State of Delaware
      (hereinafter called the "      Palm Meadows Residential Guarantor"),

        OF THE TWELFTH PART.

— and —

      THISTLEDOWN, INC.
      a corporation incorporated under the laws of the State of Ohio
      (hereinafter called the "      Thistledown Guarantor", and together with the New York Lands Guarantors and the Palm Meadows Residential Guarantors, the "Additional Guarantors"),

        OF THE THIRTEENTH PART.

        WHEREAS the Lender, as lender; the Borrower, as borrower; and the Original Guarantors, as guarantors, are parties to a bridge loan agreement made as of July 22, 2005 (the "Original Bridge Loan Agreement"), as supplemented and amended by a bridge loan consent and waiver agreement made as of October 14, 2005 (the "Bridge Loan Consent and Waiver Agreement") (the Original Bridge Loan Agreement, as so amended, being referred to herein as the "Bridge Loan Agreement");

        AND WHEREAS the Sales Milestones (as defined in the Bridge Loan Consent and Waiver Agreement) have not been met as of the date hereof and, as a consequence: (i) the San Luis Rey Downs Guarantor and the Dixon Guarantor have granted to the Lender, as of the date hereof, the Additional Mortgage Security (as defined in the Bridge Loan Consent and Waiver Agreement) in respect of the San Luis Rey Downs Property and the Dixon Property; (ii) the Borrower has, as of the date hereof, paid guarantee fees to the Additional Guarantors to induce them to guarantee, in favour of the Lender, the Obligations under the Bridge Loan Agreement and to grant security for such guarantees; and (iii) the Additional Guarantors have guaranteed the Obligations under the Bridge Loan Agreement and, as security for such guarantees, have granted to the Lender, as of the date hereof, the Additional Mortgage Security (as defined in the Bridge Loan Consent and Waiver Agreement) in respect of the Palm Meadows Residential Property, and the New York lands and the Thistledown lands referenced on Schedule A to the Bridge Loan Consent and Waiver Agreement;

        AND WHEREAS the Lender, the Borrower, the Original Guarantors and the Additional Guarantors (the Original Guarantors and the Additional Guarantors being collectively referred to herein as the "Guarantors ") have agreed to amend the Bridge Loan Agreement in certain respects as set out herein;

        NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and the sum of Ten Dollars ($10.00) paid by each of the parties hereto to the other and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

1.
Definitions.    Unless otherwise defined herein, all capitalized terms used in this agreement (this "Agreement") shall have the respective meanings ascribed to them in the Bridge Loan Agreement.

2.
Representations and Warranties.    The Borrower and the Guarantors jointly and severally represent and warrant to and in favour of the Lender, with the intent that the Lender shall be entitled to rely upon such representations and warranties in entering into this Agreement and notwithstanding the completion of the transactions contemplated herein, that: (i) all of the recitals to this Agreement are true and complete in all material respects; and (ii) there are no facts, conditions or circumstances that are known to the Borrower or any of the Guarantors and that may reasonably be considered relevant to the Lender's decision to enter into this Agreement that have not been disclosed in writing to the Lender.

        Further, the Borrower and the Guarantors hereby covenant and agree that all of the representations, warranties and covenants contained in the Bridge Loan Agreement in respect of the Mortgaged Properties (as defined in the Original Bridge Loan Agreement) apply to the Additional Properties to be Mortgaged (as defined in the Bridge Loan Consent and Waiver Agreement), mutatis mutandis, as if they had been given as of the date of the Original Bridge Loan Agreement and, for greater certainty, but without in any way limiting the generality of the foregoing, the Additional Properties to be Mortgaged are: (i) unencumbered by any Liens (except Permitted Encumbrances); and (ii) not the subject matter of any negative pledge given by any owner thereof (except the Negative Pledge or any other negative pledge given to the Lender).

3.
Additional Guarantors.    The New York Lands Guarantors, the Palm Meadows Residential Guarantor and the Thistledown Guarantor are hereby joined as parties to the Bridge Loan Agreement.

4.
Amendments.    The Bridge Loan Agreement is hereby amended as follows:

(a)
by adding in proper alphabetical order the following definition of "Additional Assignments of Material Agreements" to Section 1.1 of the Bridge Loan Agreement: ""Additional Assignments of Material Agreements" means, collectively; (i) a first general assignment, dated January 26, 2006, of the Dixon Guarantor's interest in the Material Agreements relating to the Dixon Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Dixon Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and if such consents and waivers are not obtained, such Material Agreement shall be held by the Dixon Guarantor for the benefit of and in trust for the Lender; (ii) a first general assignment, dated January 26, 2006, of the San Luis Rey Downs Guarantor's interest in the Material Agreements relating to the San Luis Rey Downs Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the San Luis Rey Downs Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and if such consents and waivers are not obtained, such Material Agreement shall be held by the San Luis Rey Downs Guarantor for the benefit of and in trust for the Lender; (iii) a first general assignment, dated January 26, 2006, of the New York Lands Guarantors' interest in the Material Agreements relating to the New York Lands Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the New York Lands Guarantors shall use their commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and if such consents and waivers are not obtained, such Material Agreement shall be held by the New York Lands Guarantors for the benefit of and in trust for the Lender; (iv) a first general assignment, dated January 26, 2006, of the Palm Meadows Residential Guarantor's interest in the Material Agreements relating to the Palm Meadows Residential Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Palm Meadows Residential Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and if such consents and waivers are not obtained, such Material Agreement shall be held by the Palm Meadows Residential Guarantor for the benefit of and in trust for the Lender; and (v) a first general assignment, dated January 26, 2006, of the Thistledown Guarantor's interest in the Material Agreements relating to the Thistledown Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Thistledown Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and if such consents and waivers are not obtained, such Material Agreement shall be held by the Thistledown Guarantor for the benefit of and in trust for the Lender;";

  (b)
  by adding in proper alphabetical order the following definition of "Additional Assignments of Rents and Leases" to Section 1.1 of the Bridge Loan Agreement: ""Additional Assignments of Rents and Leases" means, collectively; (i) a first priority assignment of rents and leases generated by the use and occupancy of Dixon Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Dixon Property dated January 26, 2006 from the Dixon Guarantor to the Lender; (ii) a first priority assignment of rents and leases generated by the use and occupancy of San Luis Rey Downs Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the San Luis Rey Downs Property dated January 26, 2006 from the San Luis Rey Downs Guarantor to the Lender; (iii) a first priority assignment of rents and leases generated by the use and occupancy of New York Lands Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the New York Lands Property dated January 26, 2006 from the New York Lands Guarantor to the Lender; (iv) a first priority assignment of rents and leases generated by the use and occupancy of Palm Meadows Residential Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Palm Meadows Residential Property dated January 26, 2006 from the Palm Meadows Residential Guarantor to the Lender; and (v) a first priority assignment of rents and leases generated by the use and occupancy of Thistledown Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Thistledown Property dated January 26, 2006 from the Thistledown Guarantor to the Lender;";

  (c)
  by adding in proper alphabetical order the following definition of "Additional General Security Agreements" to Section 1.1 of the Bridge Loan Agreement: ""Additional General Security Agreements" means, collectively; (i) a perfected first priority Lien, dated January 26, 2006, in all personal property of the Dixon Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement, dated January 26, 2006, from the Dixon Guarantor to the Lender; (ii) a perfected first priority Lien, dated January 26, 2006, in all personal property of the San Luis Rey Downs Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement, dated January 26, 2006, from the San Luis Rey Downs Guarantor to the Lender; (iii) a perfected first priority Lien, dated January 26, 2006, in all personal property of the New York Lands Guarantors now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement, dated January 26, 2006, from the New York Lands Guarantors to the Lender; (iv) a perfected first priority Lien, dated January 26, 2006, in all personal property of the Palm Meadows Residential Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement, dated January 26, 2006, from the Palm Meadows Residential Guarantor to the Lender; and (v) a perfected first priority Lien, dated January 26, 2006, in all personal property of the Thistledown Guarantor now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement, dated January 26, 2006, from the Thistledown Guarantor to the Lender;";

  (d)
  by adding in proper alphabetical order the following definition of "Additional Mortgages" to Section 1.1 of the Bridge Loan Agreement: ""Additional Mortgages" means, collectively; (i) a perfected first priority Lien on the Dixon Property pursuant to a mortgage dated January 26, 2006 from the Dixon Guarantor in favour of the Lender; (ii) a perfected first priority Lien on the San Luis Rey Downs Property pursuant to a mortgage dated January 26, 2006 from the San Luis Rey Downs Guarantor in favour of the Lender; (iii) a perfected first priority Lien on the New York Lands Property pursuant to a mortgage of dated January 26, 2006 from the New York Lands Guarantors in favour of the Lender; (iv) a perfected first priority Lien on the Palm Meadows Residential Property pursuant to a mortgage dated January 26, 2006 from the Palm Meadows Residential Guarantor in favour of the Lender; (v) a perfected first priority Lien on the Thistledown Property pursuant to a mortgage dated January 26, 2006 from the Thistledown Guarantor in favour of the Lender;";

  (e)
  by adding in proper alphabetical order the following definition of "Additional Mortgaged Properties" to Section 1.1 of the Bridge Loan Agreement: ""Additional Mortgaged Properties" means, the Dixon Property, the San Luis Rey Downs Property, the Palm Meadows Residential Property, the New York Lands Property and the Thistledown Property";

  (f)
  by adding in proper alphabetical order the following definition of "Additional Security" to Section 1.1 of the Bridge Loan Agreement: ""Additional Security" means, collectively, the Additional Mortgages, the Additional Assignments of Rents and Leases, the Additional Assignments of Material Agreements and the Additional General Security Agreements, and such other assignments, mortgages, security agreements, indemnities and undertakings relating to the Additional Mortgaged Properties and other documentation in support thereof as the Lender and its counsel shall reasonably require;";

  (g)
  by deleting in its entirety the definition of "Guarantors" in Section 1.1 of the Bridge Loan Agreement and replacing it with the following: "Guarantors" means, collectively, The Meadows Guarantors, the Golden Gate Fields Guarantors, the Santa Anita Guarantors, the Gulfstream Guarantor, the Palm Meadows Training Guarantor, the San Luis Rey Downs Guarantor, the Dixon Guarantor, the Ocala Guarantor, the New York Lands Guarantors, the Palm Meadows Residential Guarantor; and the Thistledown Guarantor and, in the singular, any one of them;";

  (h)
  by deleting in its entirety the definition of "Mortgaged Properties" in Section 1.1 of the Bridge Loan Agreement and replacing it with the following: ""Mortgaged Properties" means, collectively, the Golden Gate Fields Property, The Meadows Property, the Santa Anita Property, the Dixon Property, the New York Lands Property, the Palm Meadows Residential Property, the San Luis Rey Downs Property, and the Thistledown Property and, in the singular, any one of them;";

  (i)
  by adding in proper alphabetical order the following definition of "New York Lands Guarantors" to Section 1.1 of the Bridge Loan Agreement: ""New York Lands Guarantors" means, collectively, OTL, Inc. and DLR, Inc., and "New York Lands Guarantor" mean any one of them;";

  (j)
  by adding in proper alphabetical order the following definition of "New York Lands Property" to Section 1.1 of the Bridge Loan Agreement: ""New York Lands Property" means the lands and premises designated as the New York Lands Property in Schedule C hereto;";

  (k)
  by adding in proper alphabetical order the following definition of "Palm Meadows Residential Guarantor" to Section 1.1 of the Bridge Loan Agreement: ""Palm Meadows Residential Guarantor" means Palm Meadows Estates, LLC;";

  (l)
  by adding in proper alphabetical order the following definition of "Thistledown Guarantor" to Section 1.1 of the Bridge Loan Agreement: ""Thistledown Guarantor" means Thistledown, Inc.;";

  (m)
  by adding in proper alphabetical order the following definition of "Thistledown Property" to Section 1.1 of the Bridge Loan Agreement: ""Thistledown Property" means the lands and premises designated as the Thistledown Property in Schedule C hereto;";

  (n)
  by deleting the last sentence of Section 8.1(h) of the Bridge Loan Agreement, beginning with the words "The security" and ending with the words "herein called the "Security" and replacing it with the following: "At all times after February1, 2006, the security set out above in this Section 8.1(h) (except the Borrower Note), together with the Additional Security, is herein called the "Security;";

  (o)
  by adding the following to Section 10.6(a) of the Bridge Loan Agreement, immediately prior to the words "with a copy to:" i

    "Thistledown, Inc.,
    21501 Emery Road
    Cleveland, Ohio 44128

    Attention: General Manager
    Facsimile number 216.662.8248

    DLR, Inc., OTL, Inc., and/or Palm Meadows Estates, LLC
    c/o Magna Entertainment Corp.
    337 Magna Drive
    Aurora, Ontario
    L4G 7K1

    Attention: Chief Financial Officer, Finance

    Fax: 905.726.2585"; and

  (p)
  by deleting Schedule C (and the Exhibits attached thereto) to the Bridge Loan Agreement and replacing it with the revised Schedule C (and the Exhibits attached thereto) attached hereto as Exhibit "1".

5.
Confirmation of Amended Bridge Loan Agreement.    The Bridge Loan Agreement, as amended by this Agreement, is hereby ratified and confirmed in all respects and time shall remain of the essence. After the date hereof, all references in each Loan Document to the Credit Agreement or Loan Agreement shall be deemed to be a reference to the Bridge Loan Agreement as amended by this Agreement.

6.
Successors and Assigns.    This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns.

7.
Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable herein.

8.
Time of the Essence.    Time shall be of the essence of this Agreement. If anything herein is to be done on a day which is not a Business Day, the same shall be done on the next succeeding Business Day. Where in this Agreement a number of days is prescribed, the number shall be computed by excluding the first day and including the last day.

9.
Headings, Extended Meanings.    The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof. In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

10.
Counterparts.    This Agreement may be executed in counterparts and may be delivered by e-mail and/or facsimile transmission.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement or have caused the same to be executed by their duly authorized representatives as of the date first above written.

MAGNA ENTERTAINMENT CORP., as Borrower
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
MEC PENNSYLVANIA RACING, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

WASHINGTON TROTTING ASSOCIATION, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
MOUNTAIN LAUREL RACING, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

PACIFIC RACING ASSOCIATION
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
MEC LAND HOLDINGS (CALIFORNIA) INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

THE SANTA ANITA COMPANIES, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
LOS ANGELES TURF CLUB, INCORPORATED
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

GULFSTREAM PARK RACING ASSOCIATION, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
SLRD THOROUGHBRED TRAINING CENTER, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MEC DIXON, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
GPRA THOROUGHBRED TRAINING CENTER, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

SUNSHINE MEADOWS RACING INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
OTL, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

DLR, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
PALM MEADOWS ESTATES, LLC
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

THISTLEDOWN, INC.
by	/s/ BLAKE TOHANA Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
/s/ MARY LYN SEYMOUR Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.
MID ISLANDI SF., ACTING THROUGH ITS ZUG BRANCH
by	/s/ THOMAS SCHULTHEISS Name: Thomas Schultheiss Title: Branch Manager
/s/ HERTA KESSLER Name: Herta Kessler Title: Branch Manager
We have authority to bind the Partnership.

EXHIBIT "1"

SCHEDULE C

Properties and Prior Mortgages

1.     Golden Gate Fields Property

  Owner: MEC Land Holdings (California) Inc.

  Prior Mortgages:

  A.)    A deed of trust to secure an indebtedness in the amount shown below, and any other obligations secured thereby:

Amount:	$50,000,000.00
Dated:	October 10, 2003
Trustor:	MEC Land Holdings (California) Inc.
Trustee:	First American Title Insurance Company
Beneficiary:	Bank of Montreal
Loan No.:	None shown
Recorded:	October 17, 2003, Instrument No. 2003-620524, of Official Records

  Legal Description: See Exhibit C-1

2.     Santa Anita Property

  Owner: The Santa Anita Companies, Inc.

  Prior Mortgages:

  A.)    A deed of trust to secure an indebtedness in the amount shown below, and any other obligations secured thereby

Amount:	$50,000,000.00
Dated:	October 16, 2003
Trustor:	The Santa Anita Companies, Inc., a Delaware corporation (as successor by merger to 234567 Developments, Inc., a Delaware corporation)
Trustee:	First American Title Insurance Company
Beneficiary:	Bank of Montreal
Loan No.:
Recorded:	October 16, 2003, Instrument No. 03-3088186, of Official Records

  B.)    An agreement which states that this instrument was subordinated to the document or interest shown as Item No. C,

By agreement Recorded:	October 8, 2004, Instrument No. 04-258165, of Official Records

  C.)    A deed of trust to secure an indebtedness in the amount shown below, and any other obligations secured thereby

Amount:	$75,000,000.00
Dated:	October 8, 2004
Trustor:	The Santa Anita Companies, Inc.
Trustee:	American Securities Company, a California corporation
Beneficiary:	Wells Fargo Bank, National Association

2

Loan No.:
Recorded:	October 8, 2004, Instrument No. 04-2598164, of Official Records

  D.)    An assignment of all the moneys due, or to become due, as rental, as additional security for the obligations by deed of trust shown as Item No. C.

Assigned to by Assignment	Wells Fargo Bank, National Association
Recorded:	October 14, 2004, Instrument No. 04-2635762, of Official Records

  Legal Description: See Exhibit C-2

3.     The Meadows Property

  Owner: MEC Pennsylvania Racing, Inc.

  Prior Mortgages:

  A.)    Open-End Deed of Mortgage Under 42 PA. C.S.A. S.8143ETSEQ by MEC Pennsylvania Racing, Inc. in favour of MID Islandi sf, acting though its Zug Branch, recorded as Instrument # 200440496.

  B.)    Assignment of Rents and Landlord's Interest in Leases by MEC Pennsylvania Racing, Inc. in favour of MID Islandi sf, acting though its Zug Branch, recorded as Instrument # 200440497.

  Legal Description: See Exhibit C-3

4.     Dixon Property

  Owner: MEC Dixon, Inc.

  Prior Mortgages: None.

  Legal Description: See Exhibit C-4

5.     Ocala Property

  Owner: Sunshine Meadows Racing Inc.

  Prior Mortgages: None.

  Legal Description: See Exhibit C-5

3

6.     San Luis Rey Downs Property

  Owner: SLRD Thoroughbred Training Center, Inc.

  Prior Mortgages: None.

  Legal Description: See Exhibit C-6

7.     Gulfstream and Aventura Properties

  Owner: Gulfstream Park Racing Association, Inc.

  Prior Mortgages:

  A.)    Mortgage, Security, Agreement and Assignment of Leases by Gulfstream Park Racing Association, Inc. in favour of MID Islandi sf, acting though its Zug Branch, recorded as Instrument # 104557401 and CFN 2004R1101023.

  B.)    Assignment of Rents and Landlord's Interest in Leases by Gulfstream Park Racing Association, Inc. in favour of MID Islandi sf, acting though its Zug Branch, recorded as Instrument # 104557402 and CFN 2004R1101024.

  Legal Description: See Exhibit C-7

8.     Remington Property

  Owner: Remington Park, Inc.

  Prior Mortgages: None.

  Legal Description: See Exhibit C-8

9.     Flamboro Downs Property

  Owner: Flamboro Downs Limited
  Prior Mortgages:

  A.)    Instrument No. VM176204, registered February 16, 1994 is a Charge in favour of Margaret Juravinski in the principal amount of $750,000.00. This Charge was subsequently assigned to The Ontario Jockey Club by Instrument No. WE4337, registered September 19, 2000, further assigned to The Bank of Nova Scotia by Instrument No. WE19885, registered January 5, 2001, and finally assigned back to Margaret Juravinski by Instrument No. WE30418, registered April 3, 2001.

4

  B.)    Charge No. VM176205, registered February 16, 1994 is a Charge in favour of Charles Juravinski in the principal amount of $9,000,000.00. This Charge was assigned to The Ontario Jockey Club by Instrument No. WE4338, registered September 19, 2000, further assigned to The Bank of Nova Scotia by Instrument No. WE19884, registered January 5, 2001, and finally assigned back to Charles Juravinski by Instrument No. WE30417, registered April 3, 2001.

  C.)    Instrument No. WE125564, registered October 21, 2002 is a Charge in favour of 1180554 Ontario Limited in the principal amount of $5,500,000.00.

  D.)    Instrument No. WE125483, registered October 18, 2002, is a Charge in favour of Charles Juravinski and Margaret Juravinski in the principal amount of $51,694,000.00.

  Legal Description: See Exhibit C-9

10.   Palm Meadows Residential Property

  Owner: Palm Meadows Estates, LLC

  Prior Mortgages: None.

  Legal Description: See Exhibit C-10

11.   New York Lands Property

  Owner: OTL, Inc. and DLR, Inc.

  Prior Mortgages: None.

  Legal Description: See Exhibit C-11

12.   Thistledown Property

  Owner: Thistledown, Inc.

  Prior Mortgages: None.

  Legal Description: See Exhibit C-12

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QuickLinks

EXHIBIT "1" SCHEDULE C Properties and Prior Mortgages